RECEIVED
2009 MAY 18 A 2:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WashTec AG

WashTec AG • Argonstrasse 7 • D-86153 Augsburg

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

May 04, 2009

**Re:** ***Washtec AG***
**Exemption Number: 82-04888**

09046162

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **May 4th, 2009** regarding the publication of the results for Q1 2009 **("Business Development in first quarter of 2009 affected by economic crisis")**.
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. Florian Fitter

WashTec

**Business development in first quarter of 2009 affected by economic crisis:**

- **Revenues decline by 15.6% to €54.6m (prior year €64.7m) due to lower equipment sales**
- **Operating result (EBIT) at €-2.5m (prior year €3.1m)**
- **New generation of roll-over washing systems launched in the United States**

Augsburg, May 04, 2009 – In the first quarter, the financial and economic crisis negatively impacted WashTec's business, particularly in equipment sales. Investment delays among smaller customers and declining equipment revenues in markets such as Spain, where the market for car wash systems has nearly collapsed, resulted in a 29% decline in revenues from equipment sales. Service and chemicals revenues were at prior year level, after making adjustments for special service projects in the previous year and the acquisition of AUWA-Chemie in May 2008. Due to stable wash counts, revenues of the operating subsidiary WesuRent remained stable as well, which shows that the washing behaviour remains unchanged despite the current crisis. Total revenues in the first quarter fell by €10.1m to €54.6m (prior year €64.7m).

Based on the decline in revenues, the operating result fell by €5.6m to €-2.5m (prior year €3.1m). This figure includes € 0.8m write-downs for allowances on questionable receivables in Southern Europe.

Net finance costs were further reduced from €0.8m to €0.6m due to lower bank liabilities. Earnings before taxes (EBT) fell in the first quarter to €-3.1m (prior year €2.2m).

The equity ratio remained stable at 39.5%. Net bank liabilities, including financial lease liabilities, climbed from €46.9 m (as of December 31, 2008) to €50.8 m.

During the largest American car wash trade fair – the ICA in Las Vegas held in early April – Mark VII (USA) exhibited a new generation of roll-over washing systems, which includes »touch-free« and »friction« systems. The new equipment, which was developed in the United States, offers significantly improved washing results with lower energy and water consumption.
The roll-out in Europe of the products presented at the *automechanika 2008*, like for example the *SoftCare²*, advances according to plan.

## Forecast

The current car wash figures show that the economic environment so far had no major impact on car washing behaviour, and that the car wash operations business continues to be stable and profitable.

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Board of management:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of supervisory board:
Michael Busch

HRB 81
commercial register Augsburg

The financial and economic crisis, however, continues to cause delays in investments in equipment among certain customer groups such as individual operators as well as in certain markets. Initially, the United States, followed by Spain and Great Britain in Europe, were particularly affected. During 2009 it is expected that investments will also be delayed in other regions, such as Eastern Europe.

Given the decline in equipment sales and the lower order backlog compared to prior year, WashTec anticipates that equipment revenues for the entire first half of 2009 will be significantly lower than the same period in 2008. All other business fields are expected to remain relatively stable. Given the continuing uncertainties with respect to the business climate and the short order to delivery cycle, a more detailed outlook for 2009 is still not possible.

Because of the anticipated decline in revenues, the company has already initiated various cost-cutting measures. This includes not only short-term measures such as strict cost management, but also mid-term and long-term actions such as sourcing activities in Asia and the commencement of component manufacturing in the Czech Republic.

Overview of key performance indicators:

| €m, IFRS | Q1/2009 | Q1/2008 |
|---|---|---|
| Revenues | 54.6 | 64.7 |
| EBITDA | -0.4 | 4.9 |
| EBIT | -2.5 | 3.1 |
| EBIT adjusted for non-recurring effects | - 1.7 | 3.1 |
| EBT | -3.1 | 2.2 |

The full interim report may be downloaded at www.washtec.de.

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Board of management:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of supervisory board:
Michael Busch

HRB 81
commercial register Augsburg